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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alternative Access Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 William Street, Suite 402
(No. and Street)

White Plains	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Cramer **914-358-9950**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 12 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*CD 6/18/13

6/19

OATH OR AFFIRMATION

I, **Douglas Cramer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alternative Access Capital, LLC**, as of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALVAREZ MILAGROS
Notary Public, State of New York
No. 01AL6057452
Qualified In Bronx County Westchester
Commission Expires April 16, 16

Signature

Managing Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alternative Access Capital, LLC

Statement of Financial Condition

December 31, 2012

Weisberg, Mole, Krantz & Goldfarb, LLP

Certified Public Accountants

Alternative Access Capital, LLC

Statement of Financial Condition

December 31, 2012

Alternative Access Capital, LLC
Table of Contents
December 31, 2012

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Managing Member of
Alternative Access Capital, LLC

Report on Financial Statements

We have audited the accompanying statement of financial condition of Alternative Access Capital, LLC ("the Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Alternative Access Capital, LLC as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2013

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ALTERNATIVE ACCESS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$	259,010
Accounts receivable		110,576
Furniture and equipment net of accumulated depreciation of $32,448		18,823
Total assets	$	388,409

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	21,795
Commitments and contingencies (note 4)		
Member's Equity	$	366,614
Total liabilities and member's equity	$	388,409

The accompanying notes are an integral part of the financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Alternative Access Capital, LLC ("the Company"), formed in July 2003, operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for high net worth individuals and institutional investors.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. At December 31, 2012, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight line method over an estimated useful life of three to seven years.

Revenue Recognition

The Company receives fees for referring potential investors to funds and investment management firms and records the related revenue in the period earned. In addition, the Company is paid retainer fees which are earned on a monthly, quarterly and/or semi-annual basis. These retainers are reported as income in the period earned.

Income Taxes

The Company's member has elected to treat the Company as an "S" corporation for federal and state income tax purposes. As such, the member is liable for the federal and state taxes on profits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company and, accordingly, the Company has determined that an allowance for uncollectible accounts is not required at December 31, 2012. These agreements are in effect until terminated by either party with thirty to ninety days prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations.

Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2012, the Company does not hold any financial instruments with off-balance-sheet risk.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 14, 2013, which is the date the financial statements were available for issue, for possible disclosure and recognition in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $237,215 which was $232,215 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .09 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company entered into a 5-year lease for office space located in White Plains, New York which commenced in October 2008. The lease was amended on January 28, 2011 to acquire an additional 410 square feet of space. The lease currently provides for monthly rents of $1,922 and monthly electric charges of $259. The lease also provides for annual escalations. The Company also has a satellite office that it leases on a month to month basis. Rent expense for the year ended December 31, 2012 amounted to $67,913.

Future minimum payments required under the office space lease as of December 31, 2012 are as follows:

2013	$ 24,242

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Managing Member of
Alternative Access Capital, LLC

In planning and performing our audit of the financial statements of Alternative Access Capital, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Alternative Access Capital, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2013